SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                  Sbarro, Inc.
                                (Name of Issuer)

                                  Sbarro, Inc.
                                Sbarro Merger LLC
                                  Mario Sbarro
                                  Joseph Sbarro
                                 Anthony Sbarro
                 Joseph Sbarro (1994) Family Limited Partnership
             Mario Sbarro and Franklin Montgomery, not individually
               but as trustees under that certain Trust Agreement
             dated April 28, 1984 for the benefit of Carmela Sbarro
                               and her descendants
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   805844-10-7
                     (Cusip Numbers of Class of Securities)
                                ----------------

                      Mario Sbarro, Chairman and President
                                  Sbarro, Inc.
                              401 Broadhollow Road
                               Melville, New York
                        Telephone Number: (516) 715-4100

                                         Copies To:

Richard A. Rubin, Esq.                Steven J. Gartner, Esq.     Arthur A. Katz, Esq.
Parker Chapin Flattau & Klimpl, LLP   Willkie Farr & Gallagher    Warshaw Burstein Cohen
1211 Avenue of the Americas           787 Seventh Avenue            Schlesinger & Kuh, LLP
New York, New York 10036              New York, New York 10019    555 Fifth Avenue
(212) 704-6000                        (212) 728-8000              New York, New York 10017

                                                                  (212) 984-7700

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf Of Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Calculation of Filing Fee
--------------------------------------------------------------------------------
          Transaction                                   Amount of Filing Fee**
           Valuation*                                          $79,129.93
          $395,649,643
--------------------------------------------------------------------------------

[ ]    Check   Box if any  part  of  the  fee is  offset  as  provided  by Rule
       0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

--------
* Determined by multiplying 13,467,649 (the number of outstanding shares of Common Stock of Sbarro, Inc. not owned by the persons filing this Schedule 13E-3) by $28.85 per share and adding the aggregate amount anticipated to be paid to persons holding options to purchase shares of Common Stock issued by the Company in consideration of cancellation of such options.


** Determined pursuant to Rule 0-11(b)(1) by multiplying $395,649,643 by 1/50 of 1%.

                                  INTRODUCTION

       This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Sbarro, Inc., a New York corporation (the "Company"), Sbarro Merger LLC, a New York limited liability company ("Mergeco"), and Mario Sbarro, Joseph Sbarro, Anthony Sbarro, the Joseph Sbarro (1994) Family Limited Partnership and Mario Sbarro and Franklin Montgomery, not individually but as trustees under that certain Trust Agreement dated April 28, 1984 (the "Trust of Carmela Sbarro") for the benefit of Carmela Sbarro and her descendants (collectively, the "Continuing Shareholders"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the proposed merger (the "Merger") of Mergeco with and into the Company, with the Company as the surviving corporation in the Merger (the "Surviving Corporation"). The Merger is to be effected pursuant to an Agreement and Plan of Merger dated as of January 19, 1999, among the Company, Mergeco and the Continuing Shareholders (the "Merger Agreement"). Mergeco was formed by the Continuing Shareholders in connection with the Merger and is owned solely by the Continuing Shareholders. Pursuant to the terms and conditions set forth in the Merger Agreement, if the Merger is consummated, each outstanding share of Common Stock other than (i) shares of Common Stock then owned of record by the Continuing Shareholders or Mergeco and (ii) shares of Common Stock in the Company's treasury, if any, will be converted into the right to receive $28.85 per share in cash, without interest. As a result of the Merger, the Continuing Shareholders will own 100% of the capital stock of the Surviving Corporation.
Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary proxy statement (the "Proxy Statement") relating to a Special Meeting of Shareholders of the Company being called to consider adoption of the Merger Agreement (the "Meeting"). The following cross reference sheet is being supplied pursuant to Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Schedule 13E-3. The information in the Proxy Statement is hereby expressly incorporated herein by reference, and capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Proxy Statement.


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                              LOCATION IN PROXY STATEMENT
---------------------------------------------        ------------------------------------------------------------------

Item 1.    Issuer and Class of Security
           Subject to the Transaction.

           (a) ..............................        Front Cover Page;
                                                     "SUMMARY - Certain Definitions";
                                                     "SUMMARY - The Merger Parties; The Company";
                                                     "MANAGEMENT - Directors and Executive Officers
                                                     of the Company".

           (b) ..............................        Front Cover Page;
                                                     "SUMMARY - Certain Definitions";
                                                     "SUMMARY - Information Concerning the Meeting;
                                                     Record Date for the Meeting; Quorum Requirements";
                                                     "SUMMARY - Market Prices of and Dividends on the
                                                     Common Stock".

           (c) ..............................        "SUMMARY - Market Prices of and Dividends on the
                                                     Common Stock".

           (d) ..............................        "SUMMARY - Market Prices of and Dividends on the
                                                     Common Stock";
                                                     "SPECIAL FACTORS - Financing of the Merger";
                                                     "SPECIAL FACTORS - Plans for the Company after
                                                     the Merger".

           (e) ..............................        Not Applicable.

           (f) ..............................        "CERTAIN TRANSACTIONS IN THE COMMON
                                                     STOCK".
Item 2.    Identity and Background.

           (a)-(d) ..........................        "SUMMARY - Certain Definitions";
                                                     "SUMMARY - The Merger Parties";
                                                     "MANAGEMENT";
                                                     "SECURITY OWNERSHIP OF CERTAIN
                                                      BENEFICIAL OWNERS AND MANAGEMENT".

           (e) and (f) ......................        Not Applicable.

           (g) ..............................
                                                     "SUMMARY - The Merger Parties";
                                                     "MANAGEMENT".


                                       -4-


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                              LOCATION IN PROXY STATEMENT
---------------------------------------------        ------------------------------------------------------------------



Item 3.    Past Contacts, Trans
           actions or Negotiations.

           (a) (1) ..........................        Not Applicable.

           (a) (2) and (b) ..................        "SPECIAL FACTORS - Background of the
                                                     Transaction";
                                                     "MANAGEMENT - Directors and Executive Officers
                                                     of the Company";
                                                    "CERTAIN TRANSACTIONS IN THE COMMON
                                                     STOCK".
Item 4.    Terms of the Transaction.

           (a) ..............................        "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                     VOTING AND THE MERGER";
                                                     "SUMMARY - Information Concerning the Meeting;
                                                     Purpose of the Meeting";
                                                     "SUMMARY - Special Factors; Certain Effects of the
                                                     Merger";
                                                     "SUMMARY - Special Factors; Certain Litigation";
                                                     "SUMMARY - Special Factors; Financing of the
                                                     Merger";
                                                     "SUMMARY   -   The   Merger
                                                     Agreement";        "SPECIAL
                                                     FACTORS  -   Interests   of
                                                     Certain   Persons   in  the
                                                     Merger  and  the  Company";
                                                     "SPECIAL  FACTORS - Certain
                                                     Effects of the
                                                     Merger";
                                                     "SPECIAL      FACTORS     -
                                                     Financing  of the  Merger";
                                                     "SPECIAL      FACTORS     -
                                                     Regulatory      Approvals";
                                                     "LITIGATION  PERTAINING  TO
                                                     THE  MERGER";  "THE  MERGER
                                                     AGREEMENT".

                                       -5-


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                              LOCATION IN PROXY STATEMENT
---------------------------------------------        ---------------------------------------------------------


           (b) ..............................        "SUMMARY - Information Concerning the  Meeting;
                                                     Purpose of the Meeting";
                                                     "SUMMARY - Information Concerning the  Meeting;
                                                     Voting Requirements";
                                                     "SUMMARY - Special Factors; Certain Effects of the
                                                     Merger";
                                                     "SUMMARY - Special Factors; Certain Litigation";
                                                     "SUMMARY - The Merger Agreement; The Merger
                                                     Consideration";
                                                     "SPECIAL FACTORS - Interests of Certain Persons
                                                     in the Merger and the Company";
                                                     "SPECIAL  FACTORS - Certain
                                                     Effects  of  the   Merger";
                                                     "LITIGATION  PERTAINING  TO
                                                     THE     MERGER      Current
                                                     Shareholder    Litigation";
                                                     "THE MERGER AGREEMENT - The
                                                     Merger;              Merger
                                                     Consideration"; "THE MERGER
                                                     AGREEMENT  -  Treatment  of
                                                     Options".
Item 5.    Plans or Proposals of the
           Issuer or Affiliate.

           (a) and (b) ......................        "SUMMARY - Special Factors; Plans for the
                                                     Company  after the Merger";
                                                     "SPECIAL  FACTORS  -  Plans
                                                     for the  Company  after the
                                                     Merger".

           (c) ..............................        "SPECIAL FACTORS - Interests of Certain Persons
                                                     in the Merger and the Company; Directors and Officers
                                                     of the Surviving Corporation";
                                                     "THE MERGER AGREEMENT - Directors and
                                                     Officers, Certificate of Incorporation and By-Laws
                                                     Following the Merger".

                                       -6-


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                              LOCATION IN PROXY STATEMENT
---------------------------------------------        ---------------------------------------------------------


           (d)-(e) ..........................        "SUMMARY - Special Factors; Plans for the
                                                     Company  after the Merger";
                                                     "SUMMARY - Special Factors;
                                                     Financing  of the  Merger";
                                                     "SUMMARY - Market Prices of
                                                     and Dividends on the Common
                                                     Stock";  "SPECIAL FACTORS -
                                                     Plans for the Company after
                                                     the    Merger";    "SPECIAL
                                                     FACTORS - Financing  of the
                                                     Merger".

           (f)-(g) ..........................        "SUMMARY - Special Factors; Certain Effects of the
                                                      Merger";
                                                     "SPECIAL FACTORS - Certain Effects of the
                                                      Merger".

Item 6.    Source and Amount of
           Funds or Other
           Consideration.

           (a) ..............................        "SUMMARY - Special Factors; Financing of the
                                                     Merger";
                                                     "SPECIAL FACTORS - Financing of the Merger".

           (b) ..............................        "SPECIAL FACTORS - Interests of Certain Persons
                                                     in the Merger and the Company; Compensation of
                                                     Special Committee Members";
                                                     "SPECIAL FACTORS - Fees and Expenses";
                                                     "SPECIAL FACTORS - Financing of the Merger;
                                                     Terms of Bear Stearns' Engagement";
                                                     "LITIGATION PERTAINING TO THE MERGER -
                                                     Current Shareholder Litigation";
                                                     "THE MERGER AGREEMENT - Fees and
                                                     Expenses".

          (c) ..............................        "SUMMARY - Special Factors; Financing of the
                                                     Merger";
                                                     "SPECIAL  FACTORS - Certain
                                                     Financial     Projections";
                                                     "SPECIAL  FACTORS  -  Plans
                                                     for the  Company  after the
                                                     Merger"; "SPECIAL FACTORS -
                                                     Financing of the Merger".

                                       -7-


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                              LOCATION IN PROXY STATEMENT
---------------------------------------------        ---------------------------------------------------------


           (d) ..............................        "SUMMARY - Special Factors; Financing of the
                                                     Merger";
                                                     "SPECIAL FACTORS - Financing of the Merger".
Item 7.    Purpose(s), Alternatives,
           Reasons and Effects.

           (a) and (c) ......................        "SUMMARY - Special Factors; Continuing Share
                                                     holders' Purpose and Reasons for the Merger";
                                                     "SPECIAL      FACTORS     -
                                                     Background      of      the
                                                     Transaction";      "SPECIAL
                                                     FACTORS  -  The  Continuing
                                                     Shareholders'  Purpose  and
                                                     Reasons for the Merger".

           (b) ..............................        "SPECIAL FACTORS - Background of the
                                                     Transaction".

           (d) ..............................        "CERTAIN QUESTIONS AND ANSWERS ABOUT

                                                     VOTING AND THE MERGER";
                                                     "SUMMARY - Information Concerning the Meeting;
                                                     Purpose of the Meeting";
                                                     "SUMMARY - Special Factors; Plans for the
                                                     Company after the Merger";
                                                     "SUMMARY - Special Factors; Interests of Certain
                                                     Persons in the Merger and the Company";
                                                     "SUMMARY - Special Factors; Certain Effects of the
                                                     Merger";
                                                     "SUMMARY - Special Factors; Certain U.S. Federal
                                                     Income Tax Consequences";
                                                     "SUMMARY - Special Factors; Accounting
                                                     Treatment";
                                                     "SUMMARY - Special Factors; Financing of the
                                                     Merger";
                                                     "SUMMARY - The Merger Agreement; The Merger
                                                     Consideration";
                                                     "SPECIAL FACTORS - Certain Financial Pro-
                                                     jections";
                                                     "SPECIAL FACTORS - Plans for the Company after
                                                     the Merger";

                                       -8-


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                              LOCATION IN PROXY STATEMENT
---------------------------------------------        ---------------------------------------------------------

                                                    "SPECIAL  FACTORS  -
                                                     Interests     of    Certain
                                                     Persons  in the  Merger and
                                                     the   Company";    "SPECIAL
                                                     FACTORS -  Certain  Effects
                                                     of the
                                                     Merger";
                                                     "SPECIAL  FACTORS - Certain
                                                     U.S.   Federal  Income  Tax
                                                     Consequences";     "SPECIAL
                                                     FACTORS    -    Fees    and
                                                     Expenses"; "SPECIAL FACTORS
                                                     -  Accounting   Treatment";
                                                     "SPECIAL  FACTORS - Risk of
                                                     Insolvency";   "THE  MERGER
                                                     AGREEMENT   -  The  Merger;
                                                     Merger Consideration"; "THE
                                                     MERGER   AGREEMENT   -  The
                                                     Exchange Fund;  Payment for
                                                     Shares  of  Common  Stock";
                                                     "THE  MERGER   AGREEMENT  -
                                                     Treatment of Options"; "THE
                                                     MERGER   AGREEMENT   -  Tax
                                                     Withholding".
Item 8.    Fairness of the
           Transaction.

          (a) ..............................
                                                     Front Cover Page;  "CERTAIN
                                                     QUESTIONS AND ANSWERS ABOUT
                                                     VOTING  AND  THE   MERGER";
                                                     "SUMMARY - Special Factors;
                                                     Recommendation    of    the
                                                     Special  Committee  and the
                                                     Board    of     Directors";
                                                     "SUMMARY - Special Factors;
                                                     Presentation  and  Fairness
                                                     Opinion    of    Prudential
                                                     Securities";       "SPECIAL
                                                     FACTORS - Background of the
                                                     Transaction";      "SPECIAL
                                                     FACTORS  -  Recommendations
                                                     of  the  Special  Committee
                                                     and    the     Board     of
                                                     Directors";        "SPECIAL
                                                     FACTORS  -  The  Continuing
                                                     Shareholders'  Purpose  and
                                                     Reasons  for  the  Merger";
                                                     "SPECIAL      FACTORS     -
                                                     Presentation  and  Fairness
                                                     Opinion    of    Prudential
                                                     Securities".

                                       -9-


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                              LOCATION IN PROXY STATEMENT
---------------------------------------------        ---------------------------------------------------------


           (b) ..............................        "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                     VOTING AND THE MERGER";
                                                     "SUMMARY - Special Factors;
                                                     Recommendation    of    the
                                                     Special  Committee  and the
                                                     Board    of     Directors";
                                                     "SUMMARY - Special Factors;
                                                     Factors  Considered  by the
                                                     Special  Committee  and the
                                                     Board    of     Directors";
                                                     "SUMMARY - Special Factors;
                                                     Presentation  and  Fairness
                                                     Opinion    of    Prudential
                                                     Securities";       "SPECIAL
                                                     FACTORS - Background of the
                                                     Transaction";      "SPECIAL
                                                     FACTORS - Recommendation of
                                                     the Special  Committee  and
                                                     the  Board  of  Directors";
                                                     "SPECIAL   FACTORS   -  The
                                                     Continuing    Shareholders'
                                                     Purpose and Reasons for the
                                                     Merger"; "SPECIAL FACTORS -
                                                     Presentation  and  Fairness
                                                     Opinion    of    Prudential
                                                     Securities";       "SPECIAL
                                                     FACTORS - Certain Financial
                                                     Projections";   "LITIGATION
                                                     PERTAINING  TO  THE  MERGER
                                                     Current         Shareholder
                                                     Litigation";   "THE  MERGER
                                                     AGREEMENT        -       No
                                                     Solicitation;     Fiduciary
                                                     Obligation  of  Directors";
                                                     "THE  MERGER   AGREEMENT  -
                                                     Conditions";   "THE  MERGER
                                                     AGREEMENT  -  Termination";
                                                     "THE  MERGER   AGREEMENT  -
                                                     Amendment and Waiver".

           (c) ..............................        "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                     VOTING AND THE MERGER";
                                                     "SUMMARY - Information Concerning the Meeting;
                                                     Voting Requirements";
                                                     "SUMMARY - The Merger Agreement; Conditions
                                                     to, and Termination of, the Merger";
                                                     "SPECIAL FACTORS - Recommendations of the
                                                     Special Committee and the Board of Directors";
                                                     "THE MERGER AGREEMENT - The Merger;
                                                     Merger Consideration;
                                                     "THE MERGER AGREEMENT - Covenants";
                                                     "THE MERGER AGREEMENT - Conditions";
                                                     "THE MERGER AGREEMENT - Termination".


                                      -10-



SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                              LOCATION IN PROXY STATEMENT
---------------------------------------------        ---------------------------------------------------------

           (d) ..............................        "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                     VOTING AND THE MERGER";
                                                     "SUMMARY - Special Factors; Fairness Opinion of
                                                     Prudential     Securities";
                                                     "SPECIAL      FACTORS     -
                                                     Background      of      the
                                                     Transaction";      "SPECIAL
                                                     FACTORS - Recommendation of
                                                     the Special  Committee  and
                                                     the  Board  of  Directors";
                                                     "SPECIAL   FACTORS   -  The
                                                     Continuing    Shareholders'
                                                     Purpose and Reasons for the
                                                     Merger"; "SPECIAL FACTORS -
                                                     Presentation  and  Fairness
                                                     Opinion    of    Prudential
                                                     Securities".

          (e) ..............................        "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                     VOTING AND THE MERGER";
                                                     "SPECIAL FACTORS - Background of the
                                                     Transaction";
                                                     "SPECIAL FACTORS - Recommendation of the
                                                     Special Committee and the Board of Directors";
                                                     "SPECIAL FACTORS - The Continuing Shareholders'
                                                     Purpose and Reasons for the Merger".

           (f) ..............................        "SPECIAL FACTORS - Background of the
                                                     Transaction".
Item 9.    Reports, Opinions,
           Appraisals and Certain
           Negotiations.

           (a) and (b).......................        "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                     VOTING AND THE MERGER";
                                                     "SUMMARY - Special Factors; Factors Considered
                                                     by  the  Special  Committee
                                                     and    the     Board     of
                                                     Directors";    "SUMMARY   -
                                                     Special  Factors;  Fairness
                                                     Opinion    of    Prudential
                                                     Securities";       "SPECIAL
                                                     FACTORS - Background of the
                                                     Transaction";
                                                     "SPECIAL FACTORS - Recommendation of the
                                                      Special Committee and the Board of Directors";


                                      -11-


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                              LOCATION IN PROXY STATEMENT
---------------------------------------------        ---------------------------------------------------------


                                                     "SPECIAL  FACTORS  -
                                                     The              Continuing
                                                     Shareholders'  Purpose  and
                                                     Reasons  for  the  Merger";
                                                     "SPECIAL      FACTORS     -
                                                     Presentation  and  Fairness
                                                     Opinion    of    Prudential
                                                     Securities".

          (c) ..............................        "AVAILABLE INFORMATION".

Item 10.   Interest in Securities of the
           Issuer.

          (a) ..............................        "SUMMARY - Information Concerning the Meeting;
                                                     Voting Requirements";
                                                     "SPECIAL      FACTORS     -
                                                     Interests     of    Certain
                                                     Persons  in the  Merger and
                                                     the   Company";   "SECURITY
                                                     OWNERSHIP     OF    CERTAIN
                                                     BENEFICIAL    OWNERS    AND
                                                     MANAGEMENT"

           (b) ..............................        "CERTAIN TRANSACTIONS IN THE COMMON
                                                     STOCK".
Item 11.   Contracts, Arrangements
           or Understandings With
           Respect to the Issuer's
           Securities........................        "SUMMARY - Information Concerning the Meeting;
                                                     Voting Requirements";
                                                     "SUMMARY - The Merger Agreement";
                                                     "SPECIAL FACTORS - Interests of Certain Persons
                                                     in the Merger and the Company";
                                                     "SPECIAL FACTORS - Fees and Expenses";
                                                     "SPECIAL FACTORS - Financing of the Merger";
                                                     "THE MERGER AGREEMENT".
Item 12.   Present Intention and
           Recommendation of
           Certain Persons with
           Regard to the Transaction.

          (a) ..............................        "SUMMARY - Information Concerning the Meeting;
                                                     Voting Requirements";

                                      -12-


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                              LOCATION IN PROXY STATEMENT
---------------------------------------------        ---------------------------------------------------------

                                                     "SPECIAL  FACTORS  -
                                                     Recommendation    of    the
                                                     Special  Committee  and the
                                                     Board of  Directors";  "THE
                                                     MERGER      AGREEMENT     -
                                                     Covenants";        "CERTAIN
                                                     TRANSACTIONS IN THE COMMON
                                                     STOCK".

          (b) ..............................        "SUMMARY - Special Factors; Recommendation of
                                                     the Special Committee and the Board of Directors";
                                                     "SPECIAL      FACTORS     -
                                                     Background      of      the
                                                     Transaction";      "SPECIAL
                                                     FACTORS - Recommendation of
                                                     the Special  Committee  and
                                                     the Board of Directors".
Item 13.   Other Provisions of the
           Transaction.

           (a) ..............................        "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                     VOTING  AND  THE   MERGER";
                                                     "SUMMARY   -  No  Right  of
                                                     Appraisal";     "LITIGATION
                                                     PERTAINING  TO  THE  MERGER
                                                     Current         Shareholder
                                                     Litigation".

           (b)-(c)...........................        Not Applicable.

Item 14.   Financial Information.
           (a) ..............................        "SUMMARY - Selected Consolidated Financial Data
                                                     of the Company";
                                                     "WHERE YOU CAN FIND MORE INFORMA-
                                                     TION";
                                                     "CONSOLIDATED FINANCIAL STATEMENTS".

           (b) ..............................        Not Applicable.

Item 15.   Persons and Assets
           Employed, Retained or
           Utilized.

           (a) ..............................        Front Cover Page;
                                                     "SUMMARY - Special Factors; Plans for the
                                                     Company after the Merger";


                                      -13-


                                                     "SUMMARY - Special Factors;
                                                     Financing  of the  Merger";
                                                     "SPECIAL  FACTORS  -  Plans
                                                     for the  Company  after the
                                                     Merger"; "SPECIAL FACTORS -
                                                     Interests     of    Certain
                                                     Persons  in the  Merger and
                                                     the   Company";    "SPECIAL
                                                     FACTORS    -    Fees    and
                                                     Expenses"; "SPECIAL FACTORS
                                                     - Financing of the Merger";
                                                     "THE  MERGER   AGREEMENT  -
                                                     Indemnification         and
                                                     Insurance";   "THE   MERGER
                                                     AGREEMENT    -   Fees   and
                                                     Expenses".

          (b) ..............................         Front Cover Page;
                                                     "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                     VOTING AND THE MERGER";
                                                     "SPECIAL FACTORS - Interests of Certain Persons
                                                     in the Merger and the Company; Compensation of the
                                                     Special Committee Members".

Item 16.   Additional Information.                   "SUMMARY - Information Concerning the Meeting";
                                                     Proxy Statement, together with the proxy card.

Item 17.   Material to be Filed as
           Exhibits.
           (a) (1) ..........................        Debt Financing Letter, dated January 19, 1999 and
                                                     related   Term  Sheet  (set
                                                     forth  as   Exhibit  A  and
                                                     Exhibit B, respectively, to
                                                     Annex   I  to   the   Proxy
                                                     Statement).*

           (b) (1) ..........................        Presentation by Prudential Securities Incorporated to
                                                     the Special Committee, dated January 19, 1999.

           (b) (2) ..........................        Opinion of Prudential Securities Incorporated, dated
                                                     January 19, 1999 (set forth as Annex II to the Proxy
                                                     Statement).*

--------

 *    Incorporated by reference to the Proxy Statement.

                                      -14-


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                              LOCATION IN PROXY STATEMENT
---------------------------------------------        ---------------------------------------------------------


     (c) (1) ................................        Agreement   and   Plan   of
                                                     Merger   between    Sbarro,
                                                     Inc.,  Sbarro  Merger  LLC,
                                                     Mario    Sbarro,     Joseph
                                                     Sbarro,   Anthony   Sbarro,
                                                     Joseph Sbarro (1994) Family
                                                     Limited   Partnership   and
                                                     Mario  Sbarro and  Franklin
                                                     Montgomery,             not
                                                     individually     but     as
                                                     trustees under that certain
                                                     Trust Agreement dated April
                                                     28, 1984 for the benefit of
                                                     Carmela Sbarro, dated as of
                                                     January 19, 1999 (set forth
                                                     as  Annex  I to  the  Proxy
                                                     Statement). *

             (d) (1) ........................        Proxy Statement, together with the proxy card.

             (g) (1) ........................        Memorandum of Understanding, dated January 19,
                                                     1999.+


----------------------------------

*    Incorporated by reference to the Proxy Statement.

+ Incorporated by reference to Exhibit 99.01 to the Company's Current Report on Form 8-K dated (date of earliest event reported): January 19, 1999, file number 1-8881.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The information set forth on the Front Cover Page and in "SUMMARY - Certain Definitions"; "SUMMARY - The Merger Parties; The Company"; and "MANAGEMENT Directors and Executive Officers of the Company" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth on the Front Cover Page and in "SUMMARY - Certain Definitions"; "SUMMARY - Information Concerning the Meeting; Record Date for the Meeting; Quorum Requirements"; and "SUMMARY - Market Prices of and Dividends on the Common Stock" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "SUMMARY - Market Prices of and Dividends on the Common Stock" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in "SUMMARY - Market Prices of and Dividends on the Common Stock"; "SPECIAL FACTORS - Financing of the Merger"; and "SPECIAL FACTORS Plans for the Company after the Merger" of the Proxy Statement is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth in "CERTAIN TRANSACTIONS IN THE COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed jointly by the Company (which is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), Mergeco and the Continuing Shareholders.

         (a) - (d) The information set forth in "SUMMARY - Certain Definitions"; "SUMMARY The Merger Parties"; "MANAGEMENT"; and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.

         (e) During the last five years, neither the Company, nor, to the best of its knowledge, any of its directors, executive officers or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Mergeco, nor any of its members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the individual Continuing Shareholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the sole general partner of the Joseph Sbarro (1994) Family Limited Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither of the trustees of the Trust of Carmela Sbarro has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (f) During the last five years, neither the Company, nor, to the best of its knowledge, any of its directors, executive officers or controlling persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws. During the last five years, neither Mergeco, nor any of its members was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violations of such laws. During the last five years, none of the individual Continuing Shareholders was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violations of such laws. During the last five years, the sole general partner of the Joseph Sbarro (1994) Family Limited
Partnership was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violations of such laws. During the last five years, neither of the trustees of the Trust of Carmela Sbarro was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violations of such laws.

         (g) The information set forth in "SUMMARY - The Merger Parties"; and "MANAGEMENT" of the Proxy Statement is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a) (1) Not applicable.

         (a) (2) and (b) The information set forth in "SPECIAL FACTORS - Background of the Transaction"; "MANAGEMENT - Directors and Executive Officers of the Company"; and "CERTAIN TRANSACTIONS IN THE COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Information Concerning the Meeting; Purpose of the Meeting"; "SUMMARY - Special Factors; Certain Effects of the Merger"; "SUMMARY Special Factors; Certain Litigation"; "SUMMARY - Special Factors; Financing of the Merger";

"SUMMARY - The Merger Agreement"; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; "SPECIAL FACTORS - Certain Effects of the Merger"; "SPECIAL FACTORS - Financing of the Merger"; "SPECIAL FACTORS - Regulatory Approvals"; "LITIGATION PERTAINING TO THE MERGER"; and "THE MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "SUMMARY - Information Concerning the Meeting; Purpose of the Meeting"; "SUMMARY - Information Concerning the Meeting; Voting Require ments"; "SUMMARY - Special Factors; Certain Effects of the Merger"; "SUMMARY - Special Factors; Certain Litigation"; "SUMMARY - The Merger Agreement; The Merger Consideration"; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; "SPECIAL FACTORS - Certain Effects of the Merger"; "LITIGATION PERTAINING TO THE MERGER Current Shareholder Litigation"; "THE MERGER AGREEMENT - The Merger; Merger Consideration"; and "THE MERGER AGREEMENT - Treatment of Options" of the Proxy Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) and (b) The information set forth in "SUMMARY - Special Factors; Plans for the Company after the Merger"; and "SPECIAL FACTORS - Plans for the Company after the Merger" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company; Directors and Officers of the Surviving Corporation"; and "THE MERGER AGREEMENT - Directors and Officers, Certificate of Incorporation and By-Laws Following the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) - (e) The information set forth in "SUMMARY - Special Factors; Plans for the Company after the Merger"; "SUMMARY - Special Factors; Financing of the Merger"; "SUMMARY - Market Prices of and Dividends on the Common Stock"; "SPECIAL FACTORS - Plans for the Company after the Merger"; and "SPECIAL FACTORS
- Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

         (f) - (g) The information set forth in "SUMMARY - Special Factors; Certain Effects of the Merger"; and "SPECIAL FACTORS - Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in "SUMMARY - Special Factors; Financing of the Merger"; and "SPECIAL FACTORS - Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company; Compensation of Special Committee Members"; "SPECIAL FACTORS Fees and Expenses"; "SPECIAL FACTORS - Financing of the Merger; Terms of Bear Stearns' Engagement"; "LITIGATION PERTAINING TO THE MERGER - Current Shareholder Litigation"; and "THE MERGER AGREEMENT - Fees and Expenses" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "SUMMARY - Special Factors; Financing of the Merger"; "SPECIAL FACTORS - Certain Financial Projections"; "SPECIAL
FACTORS - Plans for the Company after the Merger"; and "SPECIAL FACTORS - Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in "SUMMARY - Special Factors; Financing of the Merger"; and "SPECIAL FACTORS - Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) and (c) The information set forth in "SUMMARY - Special Factors; Continuing Share holders' Purpose and Reasons for the Merger"; "SPECIAL FACTORS
- Background of the Transaction"; and "SPECIAL FACTORS - The Continuing Shareholders' Purpose and Reasons for the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "SPECIAL FACTORS - Background of the Transaction" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Information Concerning the Meeting; Purpose of the Meeting"; "SUMMARY - Special Factors; Plans for the Company after the Merger"; "SUMMARY - Special Factors; Interests of Certain Persons in the Merger and the Company"; "SUMMARY - Special Factors; Certain Effects of the Merger"; "SUMMARY - Special Factors; Certain U.S. Federal Income Tax Consequences"; "SUMMARY - Special Factors; Accounting Treatment"; "SUMMARY - Special Factors; Financing of the Merger"; "SUMMARY - The Merger Agreement; The Merger Consideration"; "SPECIAL FACTORS - Certain Financial Projections"; "SPECIAL FACTORS - Plans for the Company after the Merger"; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; "SPECIAL FACTORS - Certain Effects of the Merger"; "SPECIAL FACTORS - Certain U.S. Federal Income Tax
Consequences"; "SPECIAL FACTORS - Fees and Expenses"; "SPECIAL FACTORS - Accounting Treatment"; "SPECIAL FACTORS - Risk of Insolvency"; "THE MERGER AGREEMENT - The Merger; Merger Consideration"; "THE MERGER AGREEMENT - The Exchange Fund; Payment for Shares of Common Stock"; "THE MERGER AGREEMENT - Treatment of Options"; and "THE MERGER AGREEMENT - Tax Withholding" of the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a) The information set forth on the Front Cover Page and in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Special Factors; Recom mendation of the Special Committee and the Board of Directors"; "SUMMARY - Special Factors; Presentation and Fairness Opinion of Prudential Securities"; "SPECIAL FACTORS - Background of the Transaction"; "SPECIAL FACTORS - Recommendations of the Special Committee and the Board of Directors"; "SPECIAL FACTORS - The Continuing Shareholders' Purpose and Reasons for the Merger"; and "SPECIAL FACTORS - Presentation and Fairness Opinion of Prudential Securities" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Special Factors; Recommendation of the Special Committee and the Board of Directors"; "SUMMARY - Special Factors;
Factors Considered by the Special Committee and the Board of Directors"; "SUMMARY - Special Factors; Presentation and Fairness Opinion of Prudential Securities"; "SPECIAL FACTORS - Background of the Transaction"; "SPECIAL FACTORS
- Recommendation of the Special Committee and the Board of Directors"; "SPECIAL FACTORS - The Continuing Shareholders' Purpose and Reasons for the Merger"; "SPECIAL FACTORS - Presentation and Fairness Opinion of Prudential Securities"; "SPECIAL FACTORS - Certain Financial Projections"; "LITIGATION PERTAINING TO THE MERGER Current Shareholder Litigation"; "THE MERGER AGREEMENT - No Solicitation; Fiduciary Obligation of Directors"; "THE MERGER AGREEMENT - Conditions"; "THE MERGER AGREEMENT - Termination" and "THE MERGER AGREEMENT - Amendment and Waiver" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Information Concerning the Meeting; Voting Requirements"; "SUMMARY - The Merger Agreement; Conditions to, and Termination of, the Merger"; "SPECIAL FACTORS - Recommendations of the Special Committee and the Board of Directors"; "THE MERGER AGREEMENT - The Merger; Merger
Consideration; "THE MERGER AGREEMENT - Covenants"; "THE MERGER AGREEMENT - Conditions"; and "THE MERGER AGREEMENT - Termination" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Special Factors; Fairness Opinion of ; "SPECIAL FACTORS - Background of the Transaction"; "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors"; "SPECIAL FACTORS - The Continuing Shareholders' Purpose and Reasons for the Merger"; and "SPECIAL FACTORS - Presentation and Fairness Opinion of of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SPECIAL FACTORS - Background of the Transaction"; "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors";

and "SPECIAL FACTORS - The Continuing Shareholders' Purpose and Reasons for the Merger" of the Proxy Statement is incorporated herein by reference.

         (f) The information set forth in "SPECIAL FACTORS - Background of the Transaction" of the Proxy Statement is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a) and (b) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Special Factors; Factors Considered by the Special Committee and the Board of Directors"; "SUMMARY - Special Factors; Fairness Opinion of ; "SPECIAL FACTORS - Background of the Transaction";
"SPECIAL FACTORS Recommendation of the Special Committee and the Board of Directors"; "SPECIAL FACTORS The Continuing Shareholders' Purpose and Reasons for the Merger"; and "SPECIAL FACTORS Presentation and Fairness Opinion of of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "AVAILABLE INFORMATION" of the Proxy Statement is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in "SUMMARY - Information Concerning the Meeting; Voting Requirements"; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "CERTAIN TRANSACTIONS IN THE COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in "SUMMARY - Information Concerning the Meeting; Voting Requirements"; "SUMMARY - The Merger Agreement"; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; "SPECIAL FACTORS - Fees and Expenses"; "SPECIAL FACTORS - Financing of the Merger"; and "THE MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) The information set forth in "SUMMARY - Information Concerning the Meeting; Voting Requirements"; "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors"; "THE MERGER AGREEMENT - Covenants"; and "CERTAIN TRANSACTIONS IN THE COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "SUMMARY - Special Factors; Recommendation of The Special Committee and the Board of Directors"; "SPECIAL FACTORS - Background of the Transaction"; "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors" of the Proxy Statement is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - No Right of Appraisal"; and "LITIGATION PERTAINING TO THE MERGER - Current Shareholder Litigation" of the Proxy Statement is incorporated herein by reference.

         (b) - (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

         (a) The information set forth in "SUMMARY - Selected Consolidated Financial Data of the Company"; "WHERE YOU CAN FIND MORE INFORMATION"; and "CONSOLIDATED FINANCIAL STATEMENTS" of the Proxy Statement is incorporated herein by reference.

         (b)  Not Applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAIN OR UTILIZED.

         (a) The information set forth on the Front Cover Page and in "SUMMARY - Special Factors; Plans for the Company after the Merger"; "SUMMARY - Special Factors; Financing of the Merger"; "SPECIAL FACTORS - Plans for the Company after the Merger; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; "SPECIAL FACTORS - Fees and Expenses"; "SPECIAL FACTORS - Financing of the Merger"; "THE MERGER AGREEMENT Indemnification and Insurance"; and "THE MERGER AGREEMENT - Fees and Expenses" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth on the Front Cover Page and in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; and "SPECIAL FACTORS - Interests of

Certain Persons in the Merger and the Company; Compensation of the Special Committee Members" of the Proxy Statement is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

         The information set forth in "SUMMARY - Information Concerning the Meeting" of the Proxy Statement is incorporated herein by reference.

         Proxy Statement, together with the proxy card.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (a) (1) Debt Financing Letter, dated January 19, 1999 and related Term Sheet (set forth as Exhibit A and Exhibit B, respectively, to Annex I to the Proxy Statement).*

     (b) (1) Presentation by Prudential Securities Incorporated to the Special Committee, dated January 19, 1999. X

     (b) (2) Opinion of Prudential Securities Incorporated, dated January 19, 1999 (set forth as Annex II to the Proxy Statement).*

     (c) (1) Agreement and Plan of Merger between Sbarro, Inc., Sbarro Merger LLC, Mario Sbarro, Joseph Sbarro, Anthony Sbarro, the Joseph Sbarro (1994) Family Limited Partnership and Mario Sbarro and Franklin Montgomery, not individually but as trustees under that certain Trust Agreement dated April 28, 1984 for the benefit of Carmela Sbarro, dated as of January 19, 1999 (set forth as Annex I to the Proxy Statement).*

     (d) (1) Proxy Statement (including Annexes I and II), together with the proxy card.

     (e) Not applicable.

     (f) As of the date of this Schedule 13E-3, no written instruction, form or other material has been furnished to any person making the actual oral solicitation or other recommendation for such person's use, directly or indirectly, in connection with this Rule 13e-3 transaction

     (g) (1) Memorandum of Understanding, dated January 19, 1999.+
--------

* Incorporated by reference to the referenced Annex contained in the Proxy Statement filed as exhibit (d)(1) to this Schedule 13E-3.

x    To be filed by amendment.

+ Incorporated by reference to Exhibit 99.01 to the Company's Current Report on Form 8-K dated (date of earliest event reported): January 19, 1999, file number 1-8881.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


SBARRO, INC.

By:   /s/ Mario Sbarro
      ----------------------------------------------
      Name:  Mario Sbarro
      Title:    President and Chief Executive Office

SBARRO MERGER LLC

By:   /s/ Mario Sbarro
      ---------------------------------
      Name:  Mario Sbarro
      Title: Member

      /s/ Mario Sbarro
      ---------------------------------
      Mario Sbarro

      /s/ Joseph Sbarro
      ---------------------------------
      Joseph Sbarro

      /s/ Anthony Sbarro
      ---------------------------------
      Anthony Sbarro

JOSEPH SBARRO (1994)
FAMILY LIMITED PARTNERSHIP
      /s/ Joseph Sbarro
      ---------------------------------
      Name: Joseph Sbarro
      Title: General Partner

      /s/ Mario Sbarro
      --------------------------------------------
      Mario Sbarro,  as trustee under that certain
      Trust  Agreement  dated April 28, 1984
      for the benefit of Carmela Sbarro

      /s/ Franklin Montgomery
      --------------------------------------------------
      Franklin Montgomery, as trustee under that certain
      Trust  Agreement  dated April 28,  1984
      for the benefit of Carmela  Sbarro



      Dated: February 26, 1999

                                  EXHIBIT INDEX
                                  -------------



EXHIBIT                  DESCRIPTION
-------                  -----------

(a)(1) Debt Financing Letter, dated January 19, 1999 and related Term Sheet (set forth as Exhibit A and Exhibit B, respectively, to Annex I to the Proxy Statement).*

(b)(1) Presentation by Prudential Securities Incorporated to the SpecialCommittee, dated January 19, 1999. x

(b)(2) Opinion of Prudential Securities Incorporated, dated January 19, 1999 (set forth as Annex II to the Proxy Statement).*

(c)(1) Agreement and Plan of Merger between Sbarro, Inc., Sbarro Merger LLC, Mario Sbarro, Joseph Sbarro, Anthony Sbarro, the Joseph Sbarro (1994) Family Limited Partnership and Mario Sbarro and Franklin Montgomery, not individually but as trustees under that certain Trust Agreement dated April 28, 1984 for the benefit of Carmela Sbarro, dated as of January 19, 1999 (set forth as Annex I to the Proxy Statement).*

(d)(1) Proxy Statement (including Annexes I and II), together with the proxy card.

(g)(1)                   Memorandum of Understanding, dated January 19, 1999.+


--------

* Incorporated by reference to the referenced Annex contained in the Proxy Statement filed as exhibit (d)(1) to this Schedule 13E-3.

x    To be filed by amendment.

+ Incorporated by reference to Exhibit 99.01 to the Company's Current Report on Form 8-K dated (date of earliest event reported): January 19, 1999, file number 1-8881.